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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65836

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kenai Investments INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6900 I-40 West STE 245
(No. and Street)

Amarillo (City) Texas (State) 79106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Remling 806 359-3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Doshier, Pickens + Francis, P.C.
(Name – *if individual, state last, first, middle name*)

301 S Polk STReeT STE800 (Address) Amarillo (City) TX (State) 79101 (Zip Code)

PROCESSED
SEP 05 2008
THOMSON REUTERS

SEC Mail Processing Section
AUG 18 2008
Washington, DC
103

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Roger Remling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kenai Investments Inc, as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Robyn Richardson

Notary Public

ROBYN WHITNEY RICHARDSON
MY COMMISSION EXPIRES
August 6, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOSHIER, PICKENS & FRANCIS, PC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Kenai Investments
Amarillo, Texas

In planning and performing our audit of the financial statements of Kenai Investments, Inc. as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered Kenai Investments' internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

During our audit, as we became aware of items which could strengthen internal controls and operating efficiency, we communicated those to you orally. However, none of the items communicated to you are believed to be material weaknesses.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, none of the items communicated to you are believed to be a material weakness.

This communication is intended solely for the information and use of management, the SEC and FINRA, and is not intended to be and should not be used by anyone other than these specified parties.

Doshier, Pickens & Francis, P.C.

Doshier, Pickens & Francis, P.C.

August 12, 2008

KENAI INVESTMENTS, INC.

Financial Statements

For Years Ended June 30, 2008 and 2007

TABLE OF CONTENTS

DOSHIER, PICKENS & FRANCIS, PC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Kenai Investments, Inc.
Amarillo, Texas

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of Kenai Investments, Inc. as of June 30, 2008 and 2007, and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenai Investments, Inc. at June 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Doshier, Pickens & Francis, P.C.

Doshier, Pickens & Francis, P.C.
August 12, 2008

KENAI INVESTMENTS, INC.
BALANCE SHEETS
June 30, 2008 and 2007

		2008		2007
ASSETS				
CURRENT ASSETS				
Cash	$	4,309	$	22,639
Clearing deposit		10,000		10,000
Marketable securities		12,264		8,482
Total Current Assets		26,573		41,121
OTHER ASSETS				
Other (net of accumulated depreciation and amortization of $4,832 and $4,447, respectively)		50		435
Deposits		1,109		1,609
Deferred income tax benefit		5,495		1,684
Total Other Assets		6,654		3,728
Total Assets	$	33,227	$	44,849
LIABILITIES AND STOCKHOLDER'S EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	10,797	$	3,400
Income taxes payable		-		1,110
Total Liabilities		10,797		4,510
STOCKHOLDER'S EQUITY				
Common stock, $.003 par value, 10,000,000 shares authorized, 10,000,000 shares issued and outstanding		30,000		30,000
Retained earnings (deficit)		(2,863)		8,277
Accumulated other comprehensive income:				
Unrealized gains (losses) on securities, net of income tax		(4,707)		2,062
Total Stockholder's Equity		22,430		40,339
Total Liabilities and Stockholder's Equity	$	33,227	$	44,849

The accompanying notes are an integral part of these financial statements.

KENAI INVESTMENTS, INC.
STATEMENTS OF INCOME
For Years Ended June 30, 2008 and 2007

	2008	2007
REVENUE		
Brokerage and other fees	$ 113,063	$ 222,335
Realized gain (loss)	1,973	(13,910)
Interest income	35	107
Other income	37,213	-
Total Revenue	152,284	208,532
GENERAL AND ADMINISTRATIVE EXPENSES	167,235	215,662
Total Expenses	167,235	215,662
Income (Loss) Before Provision for Income Taxes	(14,951)	(7,130)
PROVISION (BENEFIT) FOR INCOME TAXES	(3,811)	(574)
NET INCOME (LOSS)	(11,140)	(6,556)
OTHER COMPREHENSIVE INCOME		
Unrealized gains (losses) on securities	(6,769)	2,682
Total Other Comprehensive Income	(6,769)	2,682
COMPREHENSIVE INCOME (LOSS)	$ (17,909)	$ (3,874)

The accompanying notes are an integral part of these financial statements.

KENAI INVESTMENTS, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
For Years Ended June 30, 2008 and 2007

	Common Stock					Accumulated Other Comprehensive		
	Shares		Amount		Retained Earnings		Income		Total
Balance at June 30, 2006	10,000,000	$	30,000	$	14,833	$	(620)	$	44,213
Net Income (Loss)	-		-		(6,556)		2,682		(3,874)
Balance at June 30, 2007	10,000,000		30,000		8,277		2,062		40,339
Net Income (Loss)	-		-		(11,140)		(6,769)		(17,909)
Balance at June 30, 2008 (Deficit)	10,000,000	$	30,000	$	(2,863)	$	(4,707)	$	22,430

The accompanying notes are an integral part of these financial statements.

KENAI INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
For Years Ended June 30, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (11,140)	$ (6,556)
Adjustment to reconcile net income (loss) to net cash used by operating activities:		
Amortization expense	385	660
Realized loss (gain) on marketable securities	(1,973)	13,910
Deferred income tax benefit	(3,811)	(1,684)
Increase in accounts payable	7,397	1,589
(Decrease) in income taxes payable	(1,110)	(1,526)
Cash Provided (Used) by Operating Activities	(10,252)	6,393
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of marketable securities	(16,971)	(6,420)
Proceeds from sale of marketable securities	8,393	6,455
(Increase) / Decrease in deposits	500	(1,259)
Cash (Used) by Investing Activities	(8,078)	(1,224)
NET INCREASE (DECREASE) IN CASH	(18,330)	5,169
CASH BALANCE AT BEGINNING OF YEAR	22,639	17,470
CASH BALANCE AT END OF YEAR	$ 4,309	$ 22,639

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2008	2007
CASH PAID DURING THE YEAR FOR FOR:		
Interest	$ 485	$ -
Income taxes	1,110	1,190

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Kenai Investments, Inc. was incorporated on February 3, 2003. The Company primarily provides broker-dealer services in connection with securities transactions. The Company's application for license and membership with the National Association of Securities Dealers, Inc. was approved on June 6, 2003. The Company has not held securities or maintained accounts for customers and has not incurred any liabilities subordinated to the claims of general creditors during the year ended June 30, 2008.

The financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed during the years ended June 30, 2008 and 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers deposits in banks and money market accounts as cash and cash equivalents.

Equipment

The Company records equipment at cost. Improvements are capitalized, while repairs and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed from the accounts and any gain or loss is included in operations.

Depreciation expense is computed using the declining balance method over the estimated useful lives of the assets which are as follows:

Furniture and equipment	3 years

Amortization Expense

The Company amortizes organization start-up costs using the straight-line method over five years.

Advertising Costs

Advertising costs are expensed when incurred. Advertising expense for the years ended June 30, 2008 and 2007 was $4,794 and $3,573, respectively.

Continued

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continuation

Income Taxes

Income tax provisions are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due adjusted for transactions representing a permanent difference between pre-tax financial reporting income and taxable income, and deferred taxes. Deferred tax liabilities and assets are determined based on the difference between the financial accounting and tax basis of assets and liabilities for financial statement and income tax purposes.

NOTE 2 – MARKETABLE SECURITIES

The Company's marketable securities are recorded at fair value in the consolidated balance sheet. The fair value of the marketable securities is based on the quoted market price. A comparison of the carrying value of the financial instrument is as follows:

June 30, 2008	Carrying Value	Fair Value
Manitowoc Company Inc. (377 shares)	$ 16,971	$ 12,264

June 30, 2007	Carrying Value	Fair Value
Telvent Git SA (323 shares)	$ 6,420	$ 8,482

NOTE 3 – EQUIPMENT

	2008	2007
Furniture and fixtures	$ 1,582	$ 1,582
	1,582	1,582
Less accumulated depreciation	(1,582)	(1,582)
	$ -	$ -

Depreciation expense for the years ended June 30, 2008 and 2007 was $0.

NOTE 4 – NET CAPITAL

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2008, the Company had net capital of $13,936 and a minimum net capital requirement of $5,000.

NOTE 5 – LEASES

In August 2005, the Company entered into a related party lease agreement for office equipment which is renewable on an annual basis at $1,000 per month.

In March 2007, the Company entered into a lease agreement for office space. The monthly payments are $1,609 and the lease expires In March 2010.

Total rental expense for the years ended June 30, 2008 and 2007 was $25,764 and $24,043, respectively.

The future minimum lease payments for cancelable operating leases, which have a remaining term at June 30, 2008, are as follows:

June 30, 2009	$ 19,305
2010	12,870
	$ 32,175

NOTE 6 – INCOME TAXES

The provision for federal income taxes for the years ended June 30, is as follows:

	2008	2007
Current	$ -	$ 1,110
Deferred	(3,811)	(1,684)
Provision (Benefit) for Income Tax	$ (3,811)	$ (574)

The difference between the effective rate and the statutory rate (15%) can be attributed to the following:

	2008	2007
Federal tax at statutory rates	$ (3,258)	$ (666)
Non-deductible expenses and adjustments	(553)	92
	$ (3,811)	$ (574)

Continued

NOTE 6 – INCOME TAXES – Continuation

Deferred income tax expense results from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes. The source of these differences and the tax effect of each are as follows:

	2008	2007
Tax Benefit:		
Contribution deduction carryover	$ 15	$ -
Unrealized losses	613	-
Capital loss carryforward	2,546	2,086
Net operating loss carryforward	2,321	-
Tax Liability:		
Unrealized gains	-	(402)
Total Net Deferred Income Tax Benefit	$ 5,495	$ 1,684

SUPPLEMENTARY INFORMATION

DOSHIER, PICKENS & FRANCIS, PC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Kenai Investments, Inc.
Amarillo, Texas

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Our report on our audits of the basic financial statements of Kenai Investments, Inc. for the years ended June 30, 2008 and 2007 appears on page 1. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying financial information is presented for additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Doshier, Pickens & Francis, P.C.

Doshier, Pickens & Francis, P.C.
August 12, 2008

KENAI INVESTMENTS, INC.
SUPPLEMENTARY SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
June 30, 2008 and 2007

Schedule 1

	2008	2007
Stockholder's equity from balance sheet	$ 22,430	$ 40,339
Less non-allowable assets from balance sheet	(6,654)	(3,728)
Less haircuts on securities computed pursuant to Rule 15c3-1	(1,840)	(1,275)
Net capital	13,936	35,336
Less minimum net capital requirements	(5,000)	(5,000)
Net Capital in Excess of Requirement	$ 8,936	$ 30,336

KENAI INVESTMENTS, INC.
DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
June 30, 2008 and 2007

Schedule 2

Kenai Investments, Inc. carries no margin or customer accounts and has not had any activities as a broker and dealer during the periods covered by the accompanying financial statements. Accordingly, the computation of special reserve requirements and information for possession or control requirements under Exhibit a of Rule 15c3-3 is not applicable.

KENAI INVESTMENTS, INC.
RECONCILIATION OF SUPPLEMENTARY SCHEDULE 1 OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 WITH COMPANY'S COMPUTATION
June 30, 2008 and 2007

Schedule 3

	2008	2007
Balance per Company's computation	$ 14,901	$ 34,762
Effect of adjustment for income tax provision to Company's accounts	(965)	574
Balance per Schedule 1	$ 13,936	$ 35,336

END